Exhibit (4)(3)        Stock Option Agreement with Richard O. Weed


                                  STOCK OPTION

This Stock Option is granted as of August 15, 2003 by Marketing Worldwide Corporation, a Delaware corporation ("MWW") as an incentive for Richard O. Weed ("Weed") to represent MWW and to increase Weed's proprietary interest in the success of MWW, thereby encouraging Weed to maintain his relationship with MWW.

NOW THERFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged the parties agree as follows:

MWW grants to Weed options to purchase shares of MWW common stock. MWW grants Weed the right to purchase 250,000 shares of MWW common stock at a price of $1.00 per share any time before December 31, 2008.

MWW agrees to promptly register the shares of common stock underlying the stock options at its own expense.

MWCC agrees that the options granted will not be subject to dilution (i.e. no adjustment to the number of shares or the exercise price) based upon any reverse split of the MWW's common stock. The stock options shall be exercisable in whole or in part with a promissory note of less than 45 days duration or upon common "cashless exercise" terms.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date set forth above.

Marketing Worldwide Corporation



By: /s/ Richard O. Weed
    -----------------------
Name: Richard O. Weed
Title: President



By: /s/ Richard O. Weed
    -----------------------
Name: Richard O. Weed


                                       71